UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 7)*

                   CHESTER VALLEY BANCORP INC.
              -------------------------------------
                         (Name of Issuer)

                  Common Stock, $1.00 par value
               ------------------------------------
                  (Title of Class of Securities)

                            166335109
                        -----------------
                         (CUSIP Number)

                                                                      -
Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chester Valley Bancorp Inc. Employee Stock Ownership Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) /x/
                                             (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania, U.S.A.

NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                  0
OWNED BY
EACH                6    SHARED VOTING POWER
REPORTING
PERSON WITH                   0

                    7    SOLE DISPOSITIVE POWER

                           247,008

                    8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             247,008


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                   -
                                                  /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.39%

12   TYPE OF REPORTING PERSON*

          EP
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Meridian Trust Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a) /x/
                                   (b) / /
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania, U.S.A.

NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                     0
OWNED BY
EACH                6    SHARED VOTING POWER
REPORTING
PERSON WITH                   76,692

                    7    SOLE DISPOSITIVE POWER

                                 0

                    8    SHARED DISPOSITIVE POWER

                                 0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              76,692

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                              -
                                             /-/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               3.53%

12   TYPE OF REPORTING PERSON*

          IA
               *SEE INSTRUCTION BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fulton Bank

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a) /x/
                                   (b) / /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania, U.S.A.

NUMBER OF           5    SOLE VOTING POWER
SHARES
BENEFICIALLY                     0
OWNED BY
EACH               6    SHARED VOTING POWER
REPORTING
PERSON WITH                   76,692

                   7    SOLE DISPOSITIVE POWER

                                 0

                   8    SHARED DISPOSITIVE POWER

                                 0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              76,692

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                              -
                                             /-/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                3.53%

12   TYPE OF REPORTING PERSON*

          BK
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

          The name of the issuer to which this statement relates (the "Issuer") is Chester Valley Bancorp Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive office is 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335.

Item 2(a).     Name of Person Filing:

          The names of the persons filing this statement (the "Reporting Persons") are Chester Valley Bancorp Inc. Employee Stock Ownership Plan (hereinafter referred to as the "Plan"), Meridian Trust Company and Fulton Bank (Meridian Trust Company and Fulton Bank being herein sometimes referred to as the "Trustees").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

          The addresses of the Reporting Persons' respective principal business offices are:

          Chester Valley Bancorp Inc. Employee Stock Ownership Plan, 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335.

          Meridian Trust Company, 55 Valley Stream Parkway, Malvern, Pennsylvania 19355.

          Fulton Bank, One Penn Square, Lancaster, Pennsylvania  17604.

Item 2(c).     Citizenship:

          Each of the Reporting Persons is organized under the laws of the Commonwealth of Pennsylvania.

Item 2(d).     Title of Class of Securities:

          This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of the Issuer.

Item 2(e).     CUSIP Number:

          The Issuer's CUSIP No. is 166335109.


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


          /X/  Group, in accordance with Section 240.13d-1(b)(ii)(H).


Item 4.   Ownership.

     All of the shares of the Common Stock to which this statement relates are held by the Plan, which is a tax-qualified employee stock ownership plan that is subject to the participation, vesting, fiduciary responsibility, reporting and disclosure and claims procedure requirements of the Employee Retirement Income Security Act of 1974. As of December 31, 1997, the Plan held 247,008 shares or approximately 11.29% of the Issuer's outstanding Common Stock. All assets of the Plan are held in an Employee Stock Ownership Trust (the "Trust"), which is managed by the Trustees.

     The Plan is administered by an ESOP Committee composed of three individuals appointed by the Board of Directors of the Issuer. As directed by the ESOP Committee, the Trustees have authority and power to sell, transfer or otherwise dispose of any assets of the Trust, including shares of Common Stock. Accordingly, the Plan, acting by the ESOP Committee, has dispositive power with respect to all of the shares of Common Stock held in the Trust. At December 31, 1997, the number of shares of Common Stock with respect to which the Plan has such dispositive power was 247,008, representing approximately 11.39% of the outstanding shares of Common Stock of the Issuer. However, in the event of a tender or exchange offer for the Issuer's Common Stock, the Trustees are required to respond to the offer in the manner in which each participant under the Plan instructs with respect to all shares of Common Stock allocable or to be allocable to such participant, and if no instructions are given, the Trustees may not tender or exchange the Common Stock.

          All shares of the Common Stock held by the Trust which are allocated to participants' stock accounts are voted by the Trustees in accordance with instructions from the participants. The Trustees shall vote any unallocated shares of Common Stock, and any shares for which instructions by the participant are not timely received, at their sole discretion. As of December 31, 1997, the number of shares of Common Stock allocated to participants' stock accounts was 170,316, and the Trustees had shared voting power over the balance of the shares of Common Stock held in the Trust as of such date, totaling 76,692 shares or approximately 3.53% of the outstanding shares of Common Stock of the Issuer.

          With respect to those shares of Common Stock over which Trustees have voting power as aforesaid, if the Trustees fail to agree as to how to vote such shares, the decision of Meridian Trust Company shall control unless, at the time, notice has been given that there exists an event of default under any loan incurred by the Trust to finance the acquisition of Common Stock, in which case the decision of Fulton Bank shall control.


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Under the Plan, the Trustees are required to establish and maintain for each participant a stock account and an investment account. As of each allocation date (the close of business on the last day of the year), the Trustees credit each participant's stock account with his or her allocable share of Common Stock purchased and paid for by the Trust or released from the Trust's suspense account, which consists of purchased but unallocated Common Stock of the Issuer which has been pledged or hypothecated in any fashion to ensure payment of any loan which arose in connection with the purchase of such stock (such loans being hereinafter called "Loans"). The number of shares released from the suspense account at the end of each year is based on the proportion that the principal paid on the Loans during the year bears to the total principal remaining to be paid on the Loans. Such allocations are made to the account of each participant in the Plan who is eligible (generally, one who is employed on such date and has 1,000 hours of service during the calendar year or who terminates employment due to death, disability or retirement during the year) in the same proportion that each such participant's compensation for such year (as defined in the Plan) bears to the total compensation of all eligible participants for such year. As of each allocation date, the Trustees will also credit each participant's account with his or her share (based on the proportionate size of his or her account balance to the total account balances of the Trust) of the net income (or loss) of the Trust.

          If determined by the ESOP Committee, any cash dividends on the Issuer's Common Stock allocated to the accounts of participants may be paid out currently (or within 90 days after the end of the plan year in which the dividends are paid to the Trust) in cash to such participants on a non-discriminatory basis, or the Issuer may pay such dividends directly to participants. Such distributions (if any) of cash dividends to participants may be limited to dividends on shares of Common Stock which are then vested or made applicable to dividends on all shares allocated to participants' accounts.

          Vested benefits under the Plan are normally to be distributed in a single distribution six months following the end of the calendar year of the participant's separation from service. However, distribution to participants with account balances in excess of $1,000 who terminate employment for reasons other than death, disability or retirement is deferred at least until the later of five years from the date of their termination or complete repayment of the Loans. No distribution of a vested amount in excess of $3,500 can be made prior to the participant's 65th birthday without the written consent of the participant and his or her spouse, if any. Notwithstanding the foregoing, distributions must commence, unless the participant otherwise elects in writing, within 60 days after the close of the year in which the latest of the following occur: (i) the participant attains age 65; (ii) the participant terminates service with the Issuer; or (iii) ten years elapse from the time participation in the Plan began. Distributions must also be made to any participant who obtains age 70.5, whether or not still employed by the Issuer. Distribution of benefits under the Plan is normally made in whole shares of Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          See Exhibit A hereto.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CHESTER VALLEY BANCORP INC.
                                   EMPLOYEE STOCK OWNERSHIP PLAN

Dated:    February 11, 1998        By:  s/Ellen Ann Roberts

                                   ------------------------------
                               Ellen Ann Roberts,
                                   ESOP Committee Member

Dated:    February 11, 1998        By:  s/Edward H. Plank
                                   -------------------------------

                                Edward H. Plank,
                                   ESOP Committee Member

Dated:    February 11, 1998        By:  s/William M. Wright
                                   -------------------------------

                               William M. Wright,
                                   ESOP Committee Member

     Pursuant to Item 10 of Schedule 13G, I, James E. McErlane, Secretary of Chester Valley Bancorp Inc., a Pennsylvania corporation, DO HEREBY CERTIFY that the above signatories are duly appointed as members of the ESOP Committee under the Chester Valley Bancorp Inc. Employee Stock Ownership Plan, that they are duly authorized to sign this Amendment No.7 to Schedule 13G on behalf of that Plan, and that they duly executed said Amendment.


     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of February , 1998.
                               s/James E. McErlane
                                   ----------------------------
                                   James E. McErlane, Secretary


                                   MERIDIAN TRUST COMPANY


Dated:    February 9, 1998         By:  s/Denise Gargan
                                   -----------------------------
                                   Denise Gargan, Vice President



                                   FULTON BANK


Dated:    February 11, 1998        By:  s/Celeste Rau
                                   ---------------------------
                                   Celeste Rau, Vice President

                          EXHIBIT INDEX

Exhibit             Description                      Page No.

Exhibit A           Identity and Item 3       11
                    Classification of
                    Each Member of Group

Exhibit B           Agreement pursuant                 12
                    to Rule 13d-1(f)

                            EXHIBIT A



     Identity and Item 3 classification  of each member of the group filing this
Schedule 13G:


1. Chester Valley Bancorp Inc. Employee Stock Ownership Plan, an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund.

2. Meridian Trust Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

3. Fulton Bank, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

                            EXHIBIT B

                            AGREEMENT
                   (PURSUANT TO RULE 13d-1(f))


          THIS AGREEMENT is made as of February 11, 1998, among the Chester Valley Bancorp Inc. Employee Stock Ownership Plan (the "Plan"), Meridian Trust Company ("Meridian") and Fulton Bank ("Fulton") (Meridian and Fulton being herein collectively called the "Trustees"),

                  W I T N E S S E T H T H A T:

          Background. The Plan is an employee stock ownership plan adopted by Chester Valley Bancorp Inc. (the "Corporation") for the benefit of its employees and the employees of First Financial Savings Association, a wholly-owned subsidiary of the Corporation. All assets of the Plan are held in an Employee Stock Ownership Trust (the "Trust"), of which Meridian and Fulton serve as trustees. As a result of the Plan's having acquired more than five percent of the outstanding shares of common stock of the Corporation, the parties hereto jointly filed with the Securities and Exchange Commission, on February 12, 1991,
Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the securities of the Corporation held in the Trust. The parties hereto, believing that they continue to meet the requirements for filing Schedule 13G with respect to the securities of the Corporation held in the Trust, desire to amend the Schedule 13G filed jointly by them, as previously amended, in order to reflect, as of December 31, 1997, changes in the information reported on Schedule 13G, as previously amended, and desire to do so by making a joint filing of Amendment No. 7 to Schedule 13G pursuant to Rule 13d-1(f) under the Act.

          NOW, THEREFORE, the parties hereto agree as follows:

          1. The Plan hereby represents and warrants to the Trustees that it is an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund. Meridian hereby represents and warrants to the Plan and Fulton that Meridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fulton hereby represents and warrants to Meridian and the Plan that Fulton is a bank as defined in Section 3(a)(6) of the Act.

          2. Each party is responsible for the timely filing of Amendment No. 7 to Schedule 13G and any other amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; such party is not responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

          3. Each party has reviewed the Amendment No. 7 to Schedule 13G to which this Agreement is attached, and agrees that such Amendment shall be filed on behalf of all parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.


                    CHESTER VALLEY BANCORP INC.
                    EMPLOYEE STOCK OWNERSHIP PLAN

                    By:  s/Ellen Ann Roberts
                         -------------------------
                         Ellen Ann Roberts,
                         ESOP Committee Member


                    By:  s/Richard L. Radcliff
                         -------------------------
                         Richard L. Radcliff,
                         ESOP Committee Member


                    By:  s/William M. Wright
                         -------------------------
                         William M. Wright,
                         ESOP Committee Member


                    MERIDIAN TRUST COMPANY

                    By:  s/Denise Gargan
                         -------------------------
                         Denise Gargan,
                         Vice President


                    FULTON BANK

                    By:   s/Celeste Rau
                         -------------------------
                         Celeste Rau,
                         Vice President